Exhibit 99.3

NICE Announces Agile WEM, Empowering Organizations to Sustain High
Employee Engagement in the Work-from-Anywhere Reality

With remote work here to stay, NICE enables organizations to virtually keep employees under one roof and empower excellence anywhere

Hoboken, N.J., February 3, 2021 – NICE (Nasdaq: NICE) today announced Agile Workforce Engagement Management (WEM), a new offering that allows organizations to empower excellence anywhere among the workforce. Enabling employees to work from anywhere under one roof and driving up engagement, Agile WEM also empowers organizations to rapidly adapt and respond to business upheaval. Click here to learn more.

Despite the recent roll-out of vaccines in some parts of the world, it’s clear that a return to business as usual as we knew it will be slow if even a possibility. Remote work is therefore no longer an intermediate state but a long term one. Contact center teams have faced an upsurge in interaction volume over the past nine months coupled with the lack of immediate manager support and the absence of swivel chair assistance in this new reality. This has resulted in a decline in workforce engagement. Organizations must find new ways to motivate the workforce and drive up performance to ensure top quality service that’s conducive to customer loyalty. Organizations must also ensure they are equipped to face sudden business upheaval and mitigate surprises that could adversely impact continuity.

Agile WEM allows organizations to virtually connect the workforce under one roof irrespective of location, motivate and recognize as well as empower employees with the tools and data needed to deliver exceptional customer experiences. With Agile WEM, organizations are ready to rapidly adapt and respond to an ever-changing business environment. The solution enables organizations to:

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Gain visibility – understand employee activities and behaviors based on desktop analytics and workforce management (WFM) data from schedules and activities. By leveraging business based KPIs, such as AHT, productivity and adherence, organizations can now drive team and employee focus. A holistic view of the blended office and workforce also enables better management of performance and skill gaps.

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Ensure performance - personalize employee coaching to meet and exceed business goals by focusing on direct data that emphasizes knowledge and gaps. This enables supervisors and managers to guide the workforce in the right direction. Share dedicated employee dashboards that empower them with the insights to adjust their performance course

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Drive engagement - boost workforce commitment and engagement by creating activities that challenge, motivate and reward employees to achieve superior results and nurture teamwork. Reward success by applying points and badges and enable their use for additional time off or related prizes.

“While the world is beginning to step out of the crisis, a new state of business as usual is still undefined and continues to evolve,” said Barry Cooper, President, NICE Enterprise Group. “In the past nine months, organizations recognized the need for agility and that customer service has proven itself to be a lifeline for consumers. With our Agile WEM, organizations are prepared to motivate, guide and inspire employees as they deliver exceptional customer experiences while staying ready to face whatever comes next.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.